Exhibit 99.2

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

Introduction

The following unaudited pro forma consolidated financial information and related notes present the historical financial statements of Liberty Expedia Holdings, Inc. (“Liberty”, “Expedia Holdings”, or the “Company”) and the deconsolidation of Liberty’s former consolidated subsidiary Expedia Group, Inc. (“Expedia”) as if the completion of Liberty’s deconsolidation of Expedia had occurred on the dates specified below.

Historically, Qurate Retail, Inc. (“Qurate Retail”) was (and, following the completion of the split-off of Expedia Holdings from Qurate Retail, which occurred on November 4, 2016 (the “Expedia Holdings Split-Off”), the Company is) a party to a stockholders agreement (the “Stockholders Agreement”) with Mr. Barry Diller, Chairman of the Board and Senior Executive of Expedia, pursuant to which Mr. Diller held an irrevocable proxy (the “Diller Proxy”) over all the shares of Expedia common stock, par value $0.0001 per share (“EXPE”), and Expedia class B common stock (the “Expedia class B common stock,” and together with EXPE, the “Expedia common stock”) then owned by Qurate Retail.  Qurate Retail was also subject to a governance agreement (the “Governance Agreement”) with Expedia which provided for the right to nominate 20% of the members of Expedia’s board of directors, which is currently comprised of 15 members (three of which were nominated by Qurate Retail). The Governance Agreement also provided for registration and other rights, and imposed certain restrictions on the ownership of shares of Expedia class B common stock.

In connection with the Expedia Holdings Split-Off, (a), the Governance Agreement and Stockholders Agreement were assigned by Qurate Retail to the Company and (b) Mr. Diller ceased to directly control a majority voting interest in Expedia by irrevocably assigning (the “Diller Assignment”) the Diller Proxy to the Company for a period of time up to 18 months following completion of the Expedia Holdings Split-Off (the “Outside Date”), subject to certain termination events as described in the Amended and Restated Transaction Agreement, dated as of September 22, 2016, among Mr. Diller, John C. Malone (“Malone”), Leslie Malone (“Mrs. Malone” and together with Malone, the “Malone Group”), Qurate Retail and the Company (the “Amended and Restated Transaction Agreement” and the date on which such termination event occurs, the “Proxy Arrangement Termination Date”). On March 6, 2018, the Company, Qurate Retail, Mr. Malone, Mrs. Malone and Mr. Diller entered into a letter agreement (the “Letter Agreement”), which amended the termination provisions of the Amended and Restated Transaction Agreement to extend the Outside Date for an additional one year period.  As a result, unless sooner terminated upon the occurrence of certain events or the taking of certain actions, in either case, as set forth in the Amended and Restated Transaction Agreement, as amended by the Letter Agreement, the Proxy Arrangement Termination Date would occur, and the Transaction Agreement together with certain Subject Instruments (as defined in the Transaction Agreement) would terminate, on May 4, 2019. By virtue of (i) certain governance rights with respect to the Company as set forth in the Company’s restated certificate of incorporation, an amendment to the Stockholders Agreement and the Amended and Restated Transaction Agreement and (ii) the grant by the Malone Group to Mr. Diller of an irrevocable proxy to vote, subject to certain exceptions, shares of the Company’s common stock beneficially owned by the Malone Group upon the completion of the Expedia Holdings Split-Off or thereafter for a period of time ending upon termination of Mr. Diller’s assignment of the Diller Proxy (the arrangements described in clauses (i) and (ii), together with the Diller Assignment, the “Proxy Arrangements”), prior to the termination of the Proxy Arrangements as described below, Mr. Diller was able to elect and replace the directors of the Company who determined how the Company would exercise certain rights and vote the shares of EXPE and Expedia class B common stock owned by the Company in the election of Expedia directors, though Malone retained the ability to remove such directors of the Company. The rights under the Governance Agreement and Stockholders Agreement, each as assigned and amended, will be maintained even upon termination of the Proxy Arrangements. As a result, Expedia Holdings began consolidating Expedia as of the completion of the Expedia Holdings Split-Off, as Expedia Holdings then controlled a majority of the voting interest in Expedia.

On April 15, 2019, the Company, Expedia, LEMS I LLC, a Delaware limited company and wholly owned subsidiary of Expedia (“Merger LLC”), and LEMS II Inc., a Delaware corporation and wholly owned subsidiary of Merger LLC (“Merger Sub”) entered into an Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement provides for, among other things and subject to the satisfaction or waiver of certain specified conditions set forth therein, (i) the merger of Merger Sub with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Merger LLC, and (ii) immediately following the Merger, the merger of the Company (as the surviving corporation in the Merger) with and into Merger LLC (the “Upstream Merger”, and together with the Merger, the “Combination”), with Merger LLC surviving the Upstream Merger as a wholly owned subsidiary of Expedia. Pursuant to the Merger Agreement, each share of the Company’s Series A and Series B common stock, both with a par value of $0.01 per share, issued and outstanding immediately prior to the effective time of the Merger will be converted into the right to receive 0.36 of a share of EXPE, plus cash (without interest) in lieu of any fractional shares of EXPE.

On April 15, 2019, and prior to the Company’s entry into the Merger Agreement, Mr. Diller, the Company, Qurate Retail and the Malone Group entered into Amendment No. 2 to Amended and Restated Transaction Agreement, which amends the Amended and Restated Transaction Agreement, dated as of September 22, 2016, as amended by the letter agreement dated as of March 6, 2018 (the “Transaction Agreement”), providing for the immediate termination of the Transaction Agreement, which automatically resulted in the termination of the Proxy Arrangements.  As a result of the termination of the Proxy Arrangements, the Company no longer controlled a majority of the voting interest in Expedia. Accordingly, the Company deconsolidated Expedia as of April 15, 2019 (the “Deconsolidation”).  Until the Merger is completed, the Governance Agreement and Stockholders Agreement remain in effect, meaning the Company has significant influence with respect to Expedia and accordingly will account for its investment in Expedia as an equity method affiliate and expects to elect the fair value option of accounting. The Company’s economic ownership percentage in Expedia remains the same as it was prior to the Proxy Arrangements.

Pro Forma Information

The unaudited pro forma consolidated financial information is presented for illustrative purposes only and does not purport to represent what the results of operations or financial position of Liberty would actually have been had the Deconsolidation occurred on the dates specified in note 1, or to project the results of operations or financial position of Liberty for any future periods. The unaudited pro forma adjustments are based on available information and certain assumptions that Liberty’s management believes are reasonable. The unaudited pro forma adjustments are directly attributable to the Deconsolidation and are expected to have a continuing impact on the results of operations of Liberty. In the opinion of Liberty’s management, all adjustments necessary to present fairly the unaudited pro forma consolidated financial information have been made.

The unaudited pro forma condensed financial information related to the Deconsolidation is based on the assumption that the Deconsolidation of Expedia took place as of December 31, 2018 for purposes of the unaudited pro forma condensed balance sheet and as of January 1, 2018 for purposes of the unaudited pro forma condensed statement of operations for the year ended December 31, 2018.

The accompanying unaudited pro forma consolidated financial information should be read in conjunction with the notes hereto along with Liberty’s most recent historical financial information on Forms 10-K incorporated by reference herein.

Liberty Expedia Holdings, Inc.
Pro Forma Consolidated Balance Sheet
As of December 31, 2018
(unaudited)

	Historical Liberty Expedia Holdings, Inc., as reported	Pro Forma Adjustment to Deconsolidate Expedia, Inc. and record equity method investment in Expedia Inc. (a)	Pro Forma
Assets	amounts in millions
Current assets:
Cash and cash equivalents	$2,512	(2,443)	69
Accounts receivable, net	2,154	(2,151)	3
Short-term marketable securities	53	(28)	25
Prepaid expenses	262	(259)	3
Other current assets	323	(292)	31
Total current assets	5,304	(5,173)	131
Investment in Expedia	—	2,690 (b)	2,690
Property and equipment	1,481	(1,447)	34
Accumulated depreciation	(438)	407	(31)
	1,043	(1,040)	3
Intangible assets not subject to amortization:			0
Goodwill	15,112	(15,112)	—
Tradename	5,726	(5,706)	20
	20,838	(20,818)	20
Intangible assets subject to amortization, net	3,931	(3,918)	13
Other assets, net	781	(778)	3
Total assets	$31,897	(29,037)	2,860

Liabilities and Equity
Current liabilities:
Accounts payable, merchant	$1,699	(1,699)		—
Accounts payable, other	800	(788)		12
Accrued liabilities	829	(808)		21
Deferred merchant bookings	4,327	(4,327)		—
Deferred revenue	367	(364)		3
Current portion of long-term debt	5	—		5
Other current liabilities	51	(51)		—
Total current liabilities	8,078	(8,037)		41
Long-term debt and capital lease obligations, net, including $382 million and $398 million measured at fair value	4,238	(3,856)		382
Deferred income tax liabilities	1,530	(921)	(c)	609
Other long term liabilities	534	(536)		(2)
Total liabilities	14,380	(13,350)		1,030
Equity
Preferred stock, $.01 par value. Authorized 50,000,000 shares; no shares issued	—	—		—
Series A common stock, $.01 par value. Authorized 160,000,000 shares; issued and outstanding 54,496,214 and 54,438,883 at December 31, 2018 and 2017, respectively	1	—		1
Series B common stock, $.01 par value. Authorized 6,000,000 shares; issued and outstanding 2,830,174 and 2,830,174 at December 31, 2018 and 2017, respectively	—	—		—
Additional paid-in capital	313	—		313
Accumulated other comprehensive earnings (loss), net of taxes	36	(38)	(d)	(2)
Retained earnings (accumulated deficit)	2,051	(533)	(d)	1,518
Total stockholders' equity	2,401	(571)		1,830
Noncontrolling interests in equity of subsidiaries	15,116	(15,116)	(d)	—
Total equity	17,517	(15,687)		1,830
Commitments and contingencies
Total liabilities and equity	$31,897	(29,037)		2,860

See accompanying notes to unaudited pro forma condensed combined financial information

Liberty Expedia Holdings, Inc.
Pro Forma Consolidated Statement of Operations
For the year ended December 31, 2018
(unaudited)

	Historical Liberty Expedia Holdings, Inc., as reported	Pro Forma Adjustment to Deconsolidate Expedia, Inc. (a)	Pro Forma Adjustments to record equity method investment in Expedia, Inc. (a)		Pro Forma
	amounts in millions
Service revenue	$11,223	(11,223)	—		—
Product revenue	226	—	—		226
Total revenue, net	11,449	(11,223)	—		226
Operating costs and expenses:
Selling and marketing	5,747	(5,721)	—		26
Cost of service revenue	1,864	(1,864)	—		—
Technology and content	1,124	(1,124)	—		—
Cost of goods sold (exclusive of depreciation shown separately below)	170	—	—		170
General and administrative	805	(779)	—		26
Other operating expense	18	—	—		18
Depreciation and amortization	1,936	(1,922)	—		14
Legal reserves, occupancy tax and other	(59)	59	—		—
Impairment of goodwill and intangible assets	544	(487)	—		57
	12,149	(11,838)	—		311
Operating income (loss)	(700)	615			(85)
Other income (expense):
Interest expense	(135)	130	—		(5)
Realized and unrealized gains (losses) on investments, net	—	—	(139)	(e)	(139)
Other, net	(22)	39	—		17
	$(157)	169	(139)		(127)

Earnings (loss) before income taxes	(857)	784	(139)		(212)
Income tax (expense) benefit	214	(207)	38	(f)	45
Net earnings (loss)	(643)	577	(101)		(167)
Less net earnings (loss) attributable to the noncontrolling interests	(515)	515	—		—
Net earnings (loss) attributable to Liberty Expedia Holdings shareholders	$(128)	62	(101)		(167)
Basic net earnings (loss) attributable to Series A and Series B Expedia Holdings, Inc. shareholders per common share	(2.25)				(2.93)
Diluted net earnings (loss) attributable to Series A and Series B Expedia Holdings, Inc. shareholders per common share	(2.25)				(2.93)

See accompanying notes to unaudited pro forma condensed combined financial information

(1)	Basis of Pro Forma Presentation

The unaudited pro forma consolidated balance sheet as of December 31, 2018 and the unaudited pro forma consolidated statement of operations for the year ended December 31, 2018 are based on the historical audited consolidated financial statements of Liberty as of and for the year ended December 31, 2018 contained in Liberty’s Annual Report on Form 10-K filed with the SEC on February 8, 2019.

The pro forma adjustments are included only to the extent they are (i) directly attributable to the disposition, (ii) factually supportable, and (iii) with respect to the unaudited pro forma statements of operations, expected to have a continuing impact on the consolidated results.

The unaudited pro forma financial information is presented for illustrative purposes only and does not purport to represent what the results of operations or financial position of Liberty would actually have been had the transaction occurred in prior periods, or to project the results of operations or financial position of Liberty for any future periods. The unaudited pro forma adjustments are based on available information and certain assumptions that Liberty management believes are reasonable. The unaudited pro forma adjustments are directly attributable to the transaction and are expected to have a continuing impact on the results of operations of Liberty. In the opinion of Liberty management, all adjustments necessary to present fairly the unaudited pro forma consolidated financial information have been made.

(2)	Pro Forma Adjustments

The unaudited pro forma adjustments related to the Deconsolidation included in the unaudited pro forma consolidated financial statements are as follows:

(a)	Deconsolidate Expedia and record equity method investment in Expedia

As of April 15, 2019, the Proxy Arrangements between Expedia and the Company were terminated, meaning that the Company no longer controlled a majority of the voting interest in Expedia as of that date. The pro forma adjustment deconsolidates Expedia’s results as of and for the year ended December 31, 2018. The Governance Agreement and Stockholders Agreement between Expedia and the Company remained in effect as of April 15, 2019.  Therefore, the Company has the right to nominate 20% of the members of Expedia’s board of directors, resulting in the Company’s ability to exercise significant influence over Expedia. The pro forma adjustment in the balance sheet also records the Company’s equity method investment in Expedia at its fair value of $2,690 million as of December 31, 2018, as the Company intends to elect the fair value option to account for its equity method investment in Expedia.

(b)	Investment in Expedia

The fair value of the investment in Expedia was determined as follows:

December 31, 2018
Expedia price per share	$112.65
Liberty’s shares owned in Expedia	23,876,671
Fair value of Liberty’s investment in Expedia (in millions)	$2,690

(c)	Deferred income tax liabilities

December 31, 2018
amounts in millions
Deconsolidate deferred income tax liabilities related to Expedia	$(1,531)
Recognized deferred income tax liabilities related to Investment in Expedia	610
Total deferred income tax liabilities adjustment	$(921)

(d)	Equity components

The Company would have recognized a gain, as of December 31, 2018, of approximately $39 million and reclassified accumulated other comprehensive income (“AOCI”) of $38 million to earnings.  The total adjustment was calculated as follows:

December 31, 2018
amounts in millions
Fair value of Liberty’s investment in Expedia (note 2 (b))	$2,690
Carrying amount of noncontrolling interest in Expedia	15,116
$17,806
Net carrying amount of Expedia’s assets and liabilities	17,767
Gain (loss) on deconsolidation	$39
Reclassify AOCI to earnings	38
Recognize deferred income tax liabilities related to Investment in Expedia	(610)
Total retained earnings adjustment	$(533)

(e)	Realized and unrealized gains (losses) on investments, net

As the Company intends to elect the fair value option to account for its equity method investment in Expedia subsequent to the Deconsolidation, we would have recorded an unrealized loss for the year ended December 31, 2018. The unrealized loss of $139 million represents the change in the fair value of our investment in Expedia for the year ended December 31, 2018 and also factors in dividends received and the acquisition of additional shares in Expedia that occurred during 2018.

(f)	Income tax (expense) benefit

Adjustment to record income taxes at the Company’s effective tax rate.